

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via E-mail

Ronald N. Frankel
President and Chief Executive Officer
Synacor, Inc.
40 La Riviere Drive, Suite 300
Buffalo, NY 14202

>   **Re: Synacor, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 18, 2011**
>   **File No. 333-178049**

Dear Mr. Frankel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   With respect to each third-party statement in your prospectus – such as the market data by PwC, Capital IQ Solutions and comScore referenced in the prospectus summary – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth

the publication dates of all cited reports. Also, please tell us whether any of the reports or other publications was prepared for you.

Prospectus Summary

Our Business, page 1

3.   Please provide us with supplemental support for your belief that "the increased functionality" offered through your platform results in "increased overall monetization," and explain more clearly the form of this monetization and whom it benefits.

4.   You present in your summary the company's adjusted EBITDA for the nine months ended September 30, 2011, as compared to the year-earlier period. Please clearly identify adjusted EBITDA as a non-GAAP financial measure the first time it is referenced in the prospectus. Note also that the most directly-comparable GAAP measure should be calculated and presented with equal or greater prominence as the non-GAAP measure. Accordingly, please revise your disclosure here to present your net income (loss) for the same periods that you present adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K.

Our Strengths, page 3

5.   Please balance the discussion in your summary of the company's "large and engaged customer base" with a more robust discussion of your reliance on two or three customers that collectively account for a significant majority of your revenues, as disclosed in the risk factor beginning at the bottom of page 11. We note in this regard the general statement on page 4 that the "loss of a significant customer could negatively affect our financial performance." It appears, however, that more pointed disclosure regarding your reliance on certain major customers should be provided.

6.   We note that on page 4 you describe your search and display revenue as being "predictable." Given the number of risk factors associated with your search and display revenue, it is not clear how you are able to conclude that such revenue is predictable in the long term. Please advise.

Risks Related to Our Business, page 3

7.   Your risk factor disclosure on page 26 discloses that following the IPO, your principal shareholders, directors and officers will continue to have substantial control over the company following the offering. Please tell us what consideration you gave to discussing in your summary the substantial control insiders may have over your company following the offering.

Risk Factors

"As technology continues to evolve…," page 14

8.   The first sentence of this risk factor and your disclosure under "Customers" on page 74 suggest that you have only one customer that is a consumer electronics manufacturer, but disclosure in the rest of this risk factor and elsewhere in the filing suggest that you have more than one customer in this industry. Please advise and/or revise to clarify this matter.

"Our agreements with some of our customers and content providers…," page 16

9.   You disclose that you enter into service level agreements with customers that generally require system "up times" and round-the-clock support, and that include penalties for non-performance. So that readers may understand the scope of the risks described, please disclose any material penalties incurred by Synacor historically as a result of these contractual obligations, or confirm that there have been none. This comment also applies to the following risk factor relating to system failures and capacity constraints; tell us whether the company has historically incurred material losses as a result of the occurrence of such events.

"A substantial portion of our revenue is derived…," page 23

10.   Given that search and display advertising generated between 61% and 77% of your revenue for each of the past three fiscal years and interim period, and the percentage has been increasing for each such period, please revise this risk factor heading to reflect more accurately that a substantial majority of your revenue is derived from advertising. Consider also expressing more definitively the significant likelihood that your revenue would in fact decline if advertisers stop using the Internet as an advertising medium, as appears to be the case.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

11.   Your overview addresses certain trends, uncertainties, opportunities, and challenges facing Synacor, and presents several key initiatives on which management is focused to drive your business.   Please consider expanding the overview to address more specifically how management intends to attain and sustain profitability, given the company's history of net losses in each year of operation other than 2009. We note that the key initiatives outlined on page 44 relate to the company's plans to generate additional revenues by growing your customer base and the content, services and products you provide. To the extent that you believe such investments will position the company to become profitable, please explain how. Further, describe your plans, if any,

to move toward profitability through the use of net proceeds from this offering and/or through improved operational efficiency.

12.   Refer to the second paragraph on page 43 that begins "For the nine months ended…." We note that CenturyLink, Charter and Toshiba accounted for approximately 63% of your subscriber-based revenue for the nine months ended September 30, 2011. On page 11 you state that Google-related revenue accounted for approximately 55% of your revenue for the same period. Ensure that when disclosing amounts as percentages you provide the context for the proportion referenced. In this regard, because revenue may be attributed to one or more third party, your disclosure should include a quantification and explanation of that overlap. Please clarify the nature of your relationship with Google and Platform Customers. Further, include the dollar amounts, rather than just percentages, to increase the transparency of these results for investors.

Trends Affecting Our Business, page 43

13.   We note your statement that your customers are predominately high-speed Internet service providers. Given that your largest and fastest growing revenue stream arises from Google and other advertisers, please revise such statements to more accurately define and clarify your relationship with those from whom you earn advertising fees. While these entities may not be "customers," the significance of your dependence on your relationship with Google and advertisers for revenues is not clearly described in your disclosure. Consider adding disclosure that describes the terms of your agreements with your platform customers with respect to generating revenue from searches and display advertisement in return for managing their websites.

Key Business Metrics

Unique Visitors, page 44

14.   You disclose that you define unique visitors as "customers who have visited one of our customers' websites at least once during a particular time period," as such data is provided to you by comScore. Please describe more specifically how comScore gathers this data, for example, whether this data is based on user registration or on the IP address used to access the customer website.

Components of our Results of Operations

Revenue, page 45

15.   In presenting revenue for each of the periods presented, revise to include in your disclosure the key business metrics by which you assess your business. In this regard, you should include the number of unique visitors, search queries and advertising impressions for each period presented. Because of the importance of these metrics to

understanding your business, please tell us what consideration you have given to quantifying these amounts as part of your prospectus summary on page 5 where they are named. Additionally, please consider disclosing these amounts within your Summary Financial Data, as presentation of these amounts would appear to greatly increase an investor's understanding of your results.

Critical Accounting Policies

Stock-Based Compensation, page 48

16. Please tell us when you first began planning a second attempt at an IPO, when you initiated discussions with underwriters, and when the underwriters first communicated their estimated price range for your stock. Once determined, tell us your proposed IPO price.

Results of Operations, page 53

17. Please remove the totaled, double-underscored stock-based compensation line from the tabular presentation that immediately follows the statements of operations. Alternatively, move the totaled table to another location that is not adjacent to the statements of operations. In addition, clearly label the section that contains notes as footnotes to the above financial information. This comment applies to all such presentations within your filing.

Liquidity and Capital Resources

Cash Flows

Cash Provided by (Used in) Operating Activities, page 62

18. Your disclosure appears to merely recite changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers that cause changes in working capital that affect your liquidity. In this regard, it may be appropriate to quantify such variables as your customary payment terms for each type of customer, the amounts of cash received from customers, days sales outstanding, the presence of any deferred revenue amounts, amounts of cash payments to vendors, the timing of cash paid to customers for revenue sharing agreements, employees, etc., and other material factors necessary to an understanding of your cash flows from operations. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Business

Search and Display Advertising, page 72

19.   Please revise this section and the Subscriber-Based Services section beginning on page
        73 to describe the payment terms associated with each type of revenue sharing
        arrangement. In this regard, the timing of payments from Google and other advertisers
        and the timing of payments you must make to your subscribers should be described in a
        manner that is transparent to investors. With regard to subscriber-based services, please
        explain how frequently your customers are billed and the payment terms associated with
        your subscription agreements.

20.   Please revise to include a discussion of all customers, including those from whom
        advertising fees are earned. In this regard, we note no discussion in this section, or within
        the Sales and Marketing discussion beginning on page 75 that focuses on customers and
        expenses related to advertising. Within your discussion of operations you primarily
        attribute growth in revenues and expenses to the advertising portion of your business and
        we would therefore expect disclosure of that portion of your business to be included
        within this section as well.

Customers, page 74

21.   You disclose that your customer contracts typically have an initial term of two to three
        years and frequently provide for subsequent renewal terms. Please indicate the typical
        length of the renewal terms, if appropriate.

22.   You disclose here and elsewhere that Charter and CenturyLink together accounted for
        approximately 65%, 62% and 60% of your revenue for fiscal years 2008, 2009 and 2010,
        respectively. Please indicate the percentage of revenue attributable to each of these major
        customers individually for each of the referenced fiscal years and interim period, to the
        extent material to your business. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Management

Board Composition, page 81

23.   We are unable to locate disclosure regarding the specific qualifications of your directors
        that led to the conclusion that each of them should serve on your board, in light of
        Synacor's business and structure. We note your disclosure on page 81 that your current
        directors were elected pursuant to a voting agreement with certain of your stockholders,
        but it appears that you should also discuss the relevant background, skills, and experience
        of these individuals that led to their election. Please refer to Item 401(e)(1) of
        Regulation S-K, and revise or advise as appropriate.

24.   We note that you intend to appoint new directors to your board prior to consummation of your offering. Tell us, with a view to disclosure, whether you have identified directors to be added and whether any nominees you have identified have agreed to serve. To the extent your amended filing identifies any nominees who are not signatories to the registration statement, please include a consent from each such nominee that he or she has agreed to serve as a director, as required by Rule 438 to the Securities Act.

Compensation Discussion and Analysis

Compensation-Setting Process

Peer Group and Market Data, page 88

25.   You disclose a group of "peer companies" provided by your compensation consultant at the board's request, and you indicate that your board of directors and compensation committee will consider data from these companies in its decisions for 2012 compensation. You state that the "peer group… includes public companies in the application software, software systems and digital media/broadcasting sectors that have annual revenue less than $650 million." With a view toward disclosure in this and/or future filings, please tell us how Synacor's annual revenues compare to the peer companies identified, and how you concluded it was appropriate to use a figure nearly ten times greater than Synacor's annual revenues for 2010 as the top end of the revenue range when selecting peer companies. To the extent that Synacor's revenues are at or near the bottom of the range of its "peer companies," please clarify this in future filings.

Principal Stockholders, page 112

26.   Please revise to disclose clearly all natural persons who have sole or shared voting and/or investment power over the Synacor shares held by the following stockholders, as this information is unclear from the current discussion in footnotes 1 and 3 to the principal stockholder table: Pacven IV, Pacven IV Associates Fund, EDB II, Advantage I and Advantage II.

27.   Several footnotes to your principal stockholder table disclaim beneficial ownership except to the extent of the beneficial owner's pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please delete the disclaimers, or provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that only the amount of beneficial ownership may be determined in accordance with Exchange Act

Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Statements of Operations, page F-4

28.   Please revise to show the reconciling item on the face of the statements of operations because there is a material difference between net income and net income available to common stockholders. See SAB Topic 6(B). In addition, please make conforming revisions to your interim financial statements.

Concentration of Credit Risk, page F-9

29.   Please reconcile this disclosure to your risk factor disclosure that identifies your significant customers. Consider revising your disclosure to clarify your relationship with the Platform Customers and Google. In addition, ensure that you are providing major customer disclosures for your annual and interim financial statements. See ASC 280-10-50-42.

Item 15. Recent Sales of Unregistered Securities, page II-2

30.   Please clarify whether you relied on the exemption from registration provided by Section 4(2) and/or Rule 701 with respect to each of the securities issuances listed in this section. To the extent you relied on Section 4(2), please revise your disclosure to state, if accurate, that the recipients were accredited or sophisticated with access to information substantially equivalent to what a registration statement would have provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Brian Hutchings, Esq.
        Gunderson Dettmer Stough Villenueve Franklin & Hachigian, LLP